SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                   (203) 869-0900 (Name, Address and Telephone
                                Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

            This Amendment No. 2 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented by an Amendment No. 1 to Schedule 14D-9 dated February 27, 2004, the "Schedule 14D-9") filed by Wilder Richman Historic Properties II, L.P. (the "Partnership") with the Securities and Exchange Commission on February 25, 2004, relating to the offer (the "Dixon Offer") by Dixon Mill Investor, LLC ("Dixon") to purchase 334 of the outstanding Units at a purchase price of $13,500 per Unit upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal included as exhibits to a Schedule TO filed by Dixon with the SEC on February 10, 2004 (as amended and supplemented by an Amendment No. 1 to Schedule TO dated February 18, 2004, Amendment No. 2 dated February 26, 2004, and Amendment No. 3 dated March 12, 2004). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

            Due to the reasons stated in the Schedule 14D-9 previously distributed in respect of the Dixon Offer, the General Partner is making no recommendation whether Unit Holders should tender their Units in the Dixon Offer or in any other pending offer to purchase Units. The General Partner urges Unit Holders to consider all available information before making a decision whether to tender their Units.

Item 8.  Additional Information.

            Item 8 is hereby supplemented as follows:

            On March 12, 2004, Dixon filed an Amendment No. 3 to Schedule TO ("Amendment No. 3"). In Amendment No. 3, Dixon reported that approximately 122.5 Units have been tendered to date in response to the Dixon Offer and extended the Dixon Offer to 5:00 p.m. on Friday, March 19, 2004 from the previous expiration date of Friday, March 12, 2004.




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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2004

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Gina K. Dodge
                                        -------------------------------
                                          Name:  Gina K. Dodge
                                          Title: Secretary




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